January 29, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Larry Spirgel, Assistant Director Division of Corporate Finance

RE:	SkyTerra Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

Form 10-Q for the quarter ended September 30, 2007
File No. 0-13865

Dear Mr. Spirgel:

Reference is made to the most recent comment letter received from the Staff of the Securities and Exchange Commission dated January 24, 2008, related to the Company’s supplemental response letter dated January 9, 2008.  The italicized and numbered paragraphs and headings below are your comments and our response to each comment follows in plain text.

1. We note your responses 2. and 2.a and the fact that you will amend your form 10-Q for the quarter ended September 30, 2007 to add the response in 2.  Regarding your proposed disclosures on the value allocated to the spectrum rights, please expand your discussion of the market and Jefferson Pilot approaches.  Without necessarily providing actual numbers, discuss in further detail some of the historical and comparable company data used to arrive at your valuation.  Provide detail similar to that provided in your supplemental response answer at 2.a.  Describe how you “confirmed the reasonableness” of the values derived. Also supplementally describe how you considered reasonable the estimates derived from the “January” and “February” Models, specifically the 40.9% and 52.9%, respectively, EBITDA margins or the $28.1 billion satellite and terrestrial capital expenditures estimates.

The Company has revised its proposed disclosure to (i) expand its discussion of the market and Jefferson Pilot approaches, (ii) include further detail on some of the historical and comparable company data used to arrive at its valuation, and (iii) provide the historical basis of the minority interest acquired from each of the two minority interest owners. This proposed disclosure replaces in its entirety, the draft disclosure from the Company’s letter to the Staff dated January 9, 2008.

Regarding amending the Form 10-Q for the quarter ended September 30, 2007, the Company has determined that it is a large accelerated filer for purposes of its upcoming Form 10-K for the year ended December 31, 2007.  As the Company intends to file its 10-K by the deadline of February 29, 2008, the Company proposes to include the revised disclosures, including revised disclosures from prior letters, in its upcoming Form 10-K, and not amend its Form 10-Q for the period ended September 30, 2007.  Amounts reflected below as of September 30 would be updated to reference December 31 in the Form 10-K.

Following the Company's filing of the Form 10-K for the year ended December 31, 2007, the Company will amend its Form S-4 dated June 27, 2007, to incorporate by reference the then filed Form 10-K, as well as incorporating other filings made subsequent to June 27, 2007.

Larry Spirgel	January 29, 2008

Regarding the EBITDA margins of the Jefferson Pilot Models, the 40.9% and 52.9% EBITDA margins represent simple averages of EBITDA percentages over the period for which cash flows were provided and not the weighted-average percentage margin as intended.  Simple averages overweight EBITDA in periods of relatively lower activity, distorting the “steady-state” long-term performance metric.  The weighted-average EBITDA percentage over the term is 55% for both models.  The 55% weighted-average EBITDA percentage is a more accurate metric for purposes of understanding the model and the Company has revised its draft disclosure to reflect this metric, as well as added further disclosure regarding its reasonableness.

The revised proposed disclosure is as follows:

Acquisitions of Minority Interests

Accounting and Fair Value Estimates

On January 5, 2007 and February 12, 2007,  the Company acquired additional equity interests in MSV and MSV GP from BCE Inc. and TerreStar Corporation, respectively.  Both transactions were accounted for under the purchase method of accounting.  Valuations of securities issued were determined in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” based on the date when agreement as to terms had been reached and the transaction announced, or, in the case of TerreStar Corporation, the date of exercise of its exchange option.  The purchase prices were allocated on a preliminary basis to the acquired assets and liabilities based on their estimated fair values.  The final allocation of the purchase price is dependent on a number of factors, including the final evaluation of fair value of the assets acquired and liabilities assumed.

After the BCE Exchange Transaction and the TerreStar Corporation Exchange Transactions, the Company is the sole owner of MSV GP and owns 95% of the outstanding limited partnership interests of MSV.

The allocation of the purchase price to identifiable intangible assets in the January 5, 2007 and February 12, 2007, acquisition of additional MSV equity interests ($328.2 million and $156.4 million, respectively) was as follows:

Intangible Assets (in millions)
Spectrum Rights	431.9
Intellectual Property	49.4
Customer Relationships	3.3
484.6

The allocation was based upon the fair values of the respective identifiable intangible assets as determined by third party valuation and reviewed by management. The determinations of the fair values of the respective identifiable intangible assets were as follows:

Larry Spirgel	January 29, 2008

Spectrum Rights

MSV has rights to approximately 30MHz of L-Band spectrum in the U.S. and Canada. These rights extend from Federal Communications Commission and Industry Canada licenses to operate over 66 MHz of spectrum to the extent MSV can coordinate use of these frequencies through contractual or treaty means with other international satellite operators in the North American region. To date, MSV has agreements enabling the use of approximately 30MHz via satellite which it intends to deploy in a terrestrial wireless network with strategic, distribution, and operating partners.

The Company considered two methods for determining the fair value of the MSV spectrum rights, both intended to estimate the economic value attributable to MSV’s spectrum rights if utilized in a joint venture or partnership, and/or the future cash flows ultimately available to MSV’s stakeholders from businesses utilizing these spectrum rights.  These methods were the Market Approach and the Jefferson Pilot or (“build-up”) Approach.  For both transactions the Company concluded the fair value of its spectrum was $1.65 billion, based upon its valuations under the Market Approach, and the Company benchmarked this result with valuations derived from the Jefferson Pilot Approach.

The Company performed a Market Approach valuation for both the January 2007 transaction and the February 2007 transaction. This approach is a market-based measurement, in that it utilizes observable inputs from market participants independent of the Company.  Under this approach, historical spectrum auction data for periods between 2001 and 2006 provided a range of relevant data points, including $/MHz/POP values (a spectrum valuation benchmark, specifically, spectrum value divided by the total of usable MHz multiplied by population covered by the service area), that were considered.  In selecting the most appropriate benchmark, the Company considered that MSV’s spectrum provides a national footprint with coverage in all major metropolitan cities.  After careful consideration and the input of an independent third party valuation firm, the Company deemed a $/MHz/POP value of $1.57 to be the best estimate of the value of its spectrum, and used this value to calculate the fair value of its spectrum.  The implied value of the MSV spectrum rights was discounted to present value, using an appropriate risk adjusted cost of capital, to take into consideration that MSV’s terrestrial wireless network will be put into service as the Company builds out its national network and will service the full population in the service area incrementally over ten years.  The resulting analyses indicated a fair value of $1.65 billion.

In order to assess the reasonableness of the results of the Market Approach, the Company performed a Jefferson Pilot valuation for both the January 2007 transaction and the February 2007 transaction (together the “Models”).  Although the Jefferson Pilot approach is an entity specific measurement and based upon the Company’s own assumptions about market

Larry Spirgel	January 29, 2008

participant assumptions (or unobservable inputs) the Company believes the Jefferson Pilot approach yields a benchmark to help ensure that its Market Approach is reasonable.

The key assumptions in building the Jefferson Pilot model are market penetration, which leads to revenue potential, profit margin, duration and profile of the build-up period, and estimated start-up costs and losses incurred during the build-up period.  The Company created a detailed operating model for a 50-market deployment of an all-IP wireless network capable of delivering a bundle of fixed and mobile services, including broadband access and voice services.   The Company assumed pricing for each of the services included in its bundled offerings were discounted to a wholesale level to provide adequate economic opportunity for retail distribution partners.  With respect to the rate of adoption of the respective services, the Company considered historical adoption rates for similar services.  The  Models assume compound annual terrestrial revenue growth that ranges from 6.5% to 13.6%, and compound annual satellite wireless revenue growth of 5.3%.

The Company's projection of future revenue and expenses yields a weighted-average EBITDA of 55%. Weighted-average EBITDA margins should fairly reflect the steady-state margins of the subject business.  As such, due to the diversity of the Company’s proposed offerings, the reported EBITDA margins of a variety of firms involved in the provision of wireless, media and telecom services were evaluated.  The most relevant benchmarks are companies that are pursuing bundled offerings, that drive efficiencies in the cost of subscriber acquisition and the ongoing cost of service provision, or companies that are offering wireless services on newer technologies which are deployed on a “greenfield” (no prior infrastructure) basis.  The reported EBITDA margins for comparable companies ranged from 57-67%.  Based on an assessment of these comparable companies, including an assessment of the similarities and differences between the respective businesses, the Company believes that weighted-average EBITDA margins reflected in the Models are reasonable.

With respect to ongoing operating costs, the Company utilized its own experience in providing wireless services and worked with potential distribution partners to develop activity-based and variable costs.  The Company also surveyed sample markets to establish estimates for certain other significant costs.  Total capital expenditures were estimated to be $28.1 billion.  The Company engaged third-party wireless engineering firms to assist in the preliminary, high-level design of the network, and worked with potential vendors to evaluate the cost of required infrastructure.  In addition, the Company worked with potential deployment contractors and undertook its own evaluation to determine the appropriate assumptions related to complexity and time-to-build for each market.  The Company utilized vendor quotes wherever possible.  The Company confirmed the reasonableness of the capital costs by comparing against projected capital costs for comparable broadband national wireless networks as quoted by other operators, vendors and third-party engineering firms retained by the Company.

Larry Spirgel	January 29, 2008

The projected future cash flows were discounted using an appropriate risk adjusted cost of capital.  The resulting analyses indicated a range of value of $1.62 billion to $1.72 billion, which confirmed the reasonableness of the results of the Market Approach.

Intellectual Property

MSV has focused on the research and design of ATC systems for a number of years and has filed broad, seminal patents regarding architecture for ATC implementations. MSV’s intellectual property and patent portfolio is a significant barrier of entry to compete against MSV in an ATC system.

In addition, MSV has a significant patent portfolio that provides transparent use of hybrid networks (satellite and terrestrial) for standard wireless services. The Company relies on a combination of U.S. and foreign patent, trademark, copyright and trade secret laws as well as licenses, nondisclosure, confidentiality, and other contractual restrictions to protect certain technologies and processes.

The relief from royalty method was utilized to determine the fair value of intellectual property. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate the following factors were considered:

•	Existing third-party license agreements and comparable license agreements of other companies
•	An operating earnings benchmark, in this case an estimate of a royalty that would result in 25-33% operating earnings ratio, a common benchmark for determining royalty rates
•	An excess earnings analysis to evaluate earnings available to MSV after the company had earned a fair return on its net tangible assets
•	Other qualitative factors

The pre-tax royalty relieved for the use of the intellectual property was computed by multiplying applicable projected revenue from MSV’s next generation system by the hypothetical royalty rate of 5%. The resulting pre-tax royalty relieved represents the savings to MSV from not having to license the technology from another owner. The after-tax royalty relieved was then discounted to present value using a risk-adjusted rate of return.

Customer Relationships

MSV holds a backlog of sales orders on its existing satellites, for which delivery of service is expected to be completed by 2010. Backlog is represented by contracts with varying terms and lengths, from one month to several years in length. Implicit in the contractual backlog is the expectation that a portion of existing customers will renew their contracts.

The fair value of the customer relationships was determined based on the excess earnings method,

Larry Spirgel	January 29, 2008

which is a form of the income approach. Revenues and expenses attributable to the backlog were projected over the estimated remaining economic life of the customer relationships, and a required return on the net tangible and other intangible assets used to generate revenue was subtracted in order to determine residual “excess earnings” attributable to the intangible asset. The after-tax excess earnings were then discounted to present value using a risk-adjusted rate of return.

BCE Exchange Transaction

On January 5, 2007, the Company acquired all of the equity interests in MSV and MSV GP owned by BCE, Inc. through the purchase of its wholly-owned subsidiary TMI Delaware. In exchange for 8.0 million limited partnership interests in MSV and 740 shares of MSV GP, the Company issued 22.5 million shares of its non-voting common stock (the BCE Exchange Transaction). These shares of non-voting common stock are also exchangeable for a like number of shares of voting common stock upon the transfer in a sale by BCE in the open market pursuant to an effective registration statement or an exemption from registration or following such transfer, to a person who will not beneficially own 10% or more of the Company’s voting common stock. Substantially concurrently with the BCE Exchange Transaction, the Company issued 176,250 shares of common stock to Winchester Development LLC, a Delaware limited liability company beneficially owned by a former director of MSV. Such shares were issued in exchange for $0.4 million in cash and 50,226 limited partnership interests of the Company.

The net book value of the minority interest acquired on the date of acquisition was $28.6 million.  The fair value of the consideration issued to acquire this minority interest was $319.1 million.  The purchase price was allocated as follows:

Larry Spirgel	January 29, 2008

	Historical Basis of Equity Interests Not Acquired	Fair Value of MSV Minority Interest Acquired	MSV as Adjusted	MSV Historical	Adjustment (Purchase Price Allocation)
	(in thousands)
Assets:
Current assets	$350,855	$98,862	$449,717	$449,717	$—
Restricted cash	1,833	517	2,350	2,350	—
Property and equipment, net	86,024	20,455	106,479	110,264	(3,785)
Intangible assets (a)	42,477	340,174	382,651	54,446	328,205
Goodwill	13,210	—	13,210	16,932	(3,722)
Other assets	14,968	1,550	16,518	19,185	(2,667)
Total assets	509,367	461,558	970,925	652,894	318,031
Liabilities:
Current liabilities	14,048	3,959	18,007	18,007	—

Senior secured discount notes, net	377,141	109,641	486,782	483,410	3,372
Deferred revenue, net of current portion	16,361	142	16,503	20,971	(4,468)
Other long-term liabilities	174	49	223	223	—
Total liabilities	407,724	113,791	521,515	522,611	(1,096)
Net assets	$101,643	$347,767	$449,410	$130,283	$319,127

______________________
(a)
The identifiable intangible assets consist of spectrum rights, intellectual property and customer relationships. These intangible assets will be amortized on a straight-line basis over useful lives ranging from 6 to 20 years, with a weighted-average period of 19.5 years.

TerreStar Corporation Exchange Transaction

As a result of the MSV Exchange Transactions, TerreStar Corporation has the right to exchange, until September 25, 2011, its remaining ownership interests in MSV for shares of the Company’s non-voting common stock, which would be exchangeable for a like number of shares of the Company’s voting common stock upon the disposition of any such shares by TerreStar Corporation.

The Company records TerreStar Corporation’s minority interest in MSV at fair value at the end of each reporting period. Changes in the fair value of the MSV interests held by TerreStar Corporation are recorded in minority interest and have no impact on the Company’s results of operations. On each date an exchange occurs, the Company will eliminate any previous adjustments to minority interest and stockholders' equity and will account for the exchange as an acquisition of the minority interests in MSV under the purchase method of accounting. The fair value of the TerreStar exchange right was $56.0 million and $308.0 million as of September 30, 2007, and 2006, respectively, and is recorded in Minority Interest.

On February 12, 2007, TerreStar Corporation exchanged 5.1 million MSV limited partnership units for 14.4 million shares of the Company’s common stock in accordance with the terms of the MSV Exchange agreement. As a result of this transaction, the Company reversed its previous adjustments to the fair value of Motient’s minority interests, which resulted in a reduction of minority interest and an increase of stockholder’s equity of $236.5 million. Prior to a distribution by TerreStar Corporation, these shares are non-voting.

Larry Spirgel	January 29, 2008

The net book value of the minority interest acquired on the date of acquisition was $63.2 million.  The fair value of the consideration issued to acquire this minority interest was $153.3 million.  The purchase price was allocated as follows:

	Historical Basis of Equity Interests Not Acquired	Fair Value of MSV Minority Interest Acquired	MSV as Adjusted	MSV Historical	Adjustment (Purchase Price Allocation)
	(in thousands)
Assets:
Current assets	$362,412	$60,321	$422,733	$422,733	$—
Restricted cash	2,015	335	2,350	2,350	—
Property and equipment, net	114,209	15,245	129,454	133,218	(3,764)
Intangible assets (a)	326,453	210,778	537,231	380,788	156,443
Goodwill	11,377	—	11,377	13,270	(1,893)
Other assets	13,990	1,005	14,995	16,318	(1,323)
Total assets	830,456	287,684	1,118,140	968,677	149,463

Liabilities:
Current liabilities	12,302	2,047	14,349	14,349	—
Senior secured discount notes, net	423,870	69,027	492,897	494,419	(1,522)
Deferred revenue, net of current portion	14,214	57	14,271	16,580	(2,309)
Other long-term liabilities	167	28	195	195	—
Total liabilities	450,553	71,159	521,712	525,543	(3,831)
Net assets	$379,903	$216,525	$596,428	$443,134	$153,294

___________________________
(a)
The identifiable intangible assets consist of spectrum rights, intellectual property and customer relationships. These intangibles assets will be amortized on a straight-line basis over useful lives ranging from 6 to 20 years, with a weighted average period of 19.5 years.  The life of certain intellectual property was increased from 15 to 20 years due to the BCE and TerreStar Corporation exchange transactions which decreased amortization expense for the nine months ended September 30, 2007 by $2.0 million and decreased net loss per share by $0.02.

The following unaudited pro forma information is presented as if the Company had completed all the above acquisitions as of January 1, 2006. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at such date or of the future results of operations (in thousands except per share information):

Larry Spirgel	January 29, 2008

	Three months ended September 30,			Nine months ended September 30,
	2007	2006		2007	2006
Pro forma revenues	$9,109	$9,387		$25,381	$27,124
Pro forma net loss	(44,900)	(19,977	)(c)	(88,555)	(63,745	)(a)(b)(c)
Pro forma net loss per share – basic and diluted	$(0.44)	$(0.26	)(c)	$(0.87)	$(0.83	)(a)(b)(c)
_________________________
(a)	The pro forma net loss and pro forma net loss per share include $3.5 million of compensation expense related to the modification of an executive’s employment agreement (See Note 5).
(b)	The pro forma net loss and pro forma loss per share include $2.3 million expense related to forfeiture of FCC performance bond.
(c)	The pro forma net loss and pro forma loss per share include $22.5 million expense related to the write-down of investment in TerreStar Networks

In November 2007, TerreStar Corporation exchanged its remaining interests in MSV for the Company’s common stock through the exchange of 1.6 million MSV limited partnership units for 4.4 million shares of the Company’s common stock.

2. We note your response at 3. In place of the TerreStar Corporation minority interest carrying value totals you have provided at page 12, provide the total amount of minority interest carrying value at each period, breaking out the amounts and percentages held by TerreStar Corporation and BCE.  Consider incorporating this information into the tables presented at pages 9 and 10, respectively, so that an investor can see the historical basis of minority interest acquired from each of the two minority interest owners and the amount of fair value step up recorded with each acquisition.

The table below depicts the total amount of minority interest carrying value at the end of each period, breaking out the amounts and percentages held by TerreStar Corporation (TSTR) and BCE.  As a result of the MSV Exchange Transactions, TerreStar Corporation has the right to exchange its ownership interests in MSV for shares of SkyTerra’s non-voting common stock.  As such, the Company records TerreStar Corporation’s minority interest in MSV at fair value at the end of each reporting period. The net book value of the TerreStar Corporation minority interest, absent the fair value adjustment, is reflected under the column labeled “TSTR”.  The adjustment to the net book value of the TerreStar Corporation minority interest at the end of each period to mark the TerreStar Corporation minority interest to fair value is reflected under the column labeled “TSTR FV Adjustment”.

Larry Spirgel	January 29, 2008

Date	MSV Net Assets	Other	BCE	TSTR	TSTR FV Adjustment	Total Minority Interest
MSV Ownership % 9/30/2006	144,826	0.4% 575	21.7% 31,464	19.1% 27,731	280,256	340,026
MSV Ownership % 12/31/2006	130,284	0.4% 517	21.7% 28,305	19.1% 24,946	307,506	361,274
MSV Ownership % 3/31/2007	116,332	0.7% 823	- -	4.4% 5,174	74,808	80,805
MSV Ownership % 6/30/2007	102,371	0.7% 724	- -	4.4% 4,553	75,471	80,748
MSV Ownership % 9/30/2007	89,474	0.7% 633	- -	4.4% 3,980	51,988	56,601

To provide the reader of the SkyTerra financial statements with a clear disclosure of the historical basis of minority interest acquired from each of the two minority interest owners as compared to the fair value of the consideration issued to acquire such minority interests, the Company has updated its proposed disclosure with the following additions.  These additions are reflected in the amended disclosure proposed by the Company in its response to comment 1.

Revised BCE Disclosure

The net book value of the minority interest acquired on the date of acquisition was $28.6 million.  The fair value of the consideration issued to acquire this minority interest was $319.1 million.

Revised TerreStar Corporation Disclosure

The net book value of the minority interest acquired on the date of acquisition was $63.2 million.  The fair value of the consideration issued to acquire this minority interest was $153.3 million.

Larry Spirgel	January 29, 2008

Please contact the undersigned at (703) 390-2727 should you have any further questions.

Very truly yours,

/s/ Scott Macleod

Scott Macleod, Executive Vice President and CFO

cc:	Sondra Stokes (SEC Staff)
Ivette Leon (SEC Staff)
Paul Monsour (SEC Staff)
Robert Lewis (SkyTerra Communications, Inc)
Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)
Greg Kuykendall (Ernst & Young, LLP)